Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: June 24, 2015

From: Dick Boer

To: All Associates at Ahold

Distribution: Wednesday, June 24, between 7.45 and 8am CET

Subject: [Announcement] Bringing together two of the world’s leading food retailers

For Dutch and Czech translations of the following email, please see attached.

Dear colleagues,

Today is a very exciting day for all of us at Ahold, our customers and our shareholders. I am writing to let you know that, minutes ago, we announced an agreement to merge with Delhaize Group, bringing together two of the world’s leading food retailers. The combined company will be called Ahold Delhaize. Together, we will have leading positions in Europe and the United States, along with joint ventures in Portugal and Indonesia.

Delhaize, like Ahold, is a successful and trusted local presence. Our companies share similar values and proud histories, deep commitments to customer service and sustainability, and businesses and neighboring geographies that complement each other well. Both companies have great brands and, most importantly, great people.

Delhaize’s and Ahold’s retail stores – which serve over 50 million customers per week in the United States and Europe – will continue to operate under their existing brands in the combined company. Together, we will be able to serve more customers in more places even more completely. We will be a more formidable competitor, with great supermarkets and a range of other store formats, and we will also have tremendous opportunities to expand our leading online shopping platforms to new regions.

For all of us at Ahold, this means opportunity – to innovate, succeed and become even more vital to our local communities. It also means new opportunities for our brands to continue to be great places to work, with ongoing commitments to good jobs and professional development. I’ll be depending on your input throughout this process and also, as required, working together with organizations that represent our associates.

Typically, combinations of this sort require review and approval from government authorities and shareholders. We expect our two companies to formally combine in mid-2016. I will lead the combined company as Chief Executive Officer. My counterpart at Delhaize, Frans Muller, will serve as Deputy Chief Executive Officer and Chief Integration Officer, overseeing our work to bring the two companies together. Mats Jansson, currently the Chairman of Delhaize, will become Chairman of Ahold Delhaize.

Other decisions about the combined company will come later. I will keep you posted along the way, and you will always be able to find additional details and updates about this announcement here. Attached are important “do’s and don’ts” that we must follow during this time. Please don’t hesitate to reach out to your manager if you have any questions.

While this process moves forward, it is crucial that we stay focused on continuing to run a great business and delivering for our customers. Thank you for your extraordinary dedication. I look forward to our ongoing work together as we set out to reach new levels of service and success.

Best regards,

Dick Boer,

CEO Ahold

Legal notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold or Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’ s or Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s or Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s or Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.